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Bridging the Gap Between Customer Engagement, Payments and Logistics

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socialmediagateways.com New York NY

Technology | Infrastructure | Software | Ecommerce | Advertising

LEAD INVESTOR

Robert Soper President & CEO, Sun Gaming & Hospitality

With annual remittances of over $48b in Africa buttressed specifically with the fact that 87% of Kenyans use mobile payments, there is tremendous demand that has not been fulfilled for this type of product in Kenya and East Africa. This platform provides a turnkey solution from remittance to delivery along with an AI marketing platform that will promote exponential growth. This truly is a first-to-market opportunity that you rarely see in the mobile merchant and payment process world.

Invested $5,000 this round

Learn about Lead Investors

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Experienced Team - Diverse veteran executive team
2. Successful Fundraising - $2.7+ Million raised since founding
3. Financial Backing - Multiple VC and Angel investors
4. Technical Backing - Industry leading executive advisors
5. Stage - Established, functioning infrastructure in the US and East Africa, including logistics and fintech partners
6. Customers - Hundreds of clients, including enterprise scale deployments to corporations such as OfficeMax and HP
7. Expanding Global Market - $469.8 billion global digital transformation market exceeding $1 trillion within 4 years
8. High Growth Potential - We are positioned to capture a significant share of the rapidly expanding global market

Our Team



Moses Kusasira CEO

Moses is an expert in enterprise tech, fintech, and digital marketing focusing on influencer marketing, and utilizing data to drive sales. Previously with UPS, Expedia, & Agilysys.

> Our powerful digital business transformation tools and services provide international solutions for remote payments, purchasing, and last-mile delivery, increasing customer engagement and enhancing revenue.



Tommy Richardson COO

Tommy is a diverse leader in hospitality technology, entertainment, rapid-growth operations management, implementation and start-up advisory. Project Management at NBA, Agilysys and is a Walt Disney Company alumni.



Ed Hohmann CTO

Ed is an electronics engineer, systems analyst, businessman, and serial entrepreneur. He founded Advanced Computer Systems, Ltd. (UK) in 1978 to manufacture single board computers for satellite navigation.

Pitch

PaySoko

A Social Media Gateways, Inc. Platform

SMG, Inc. Overview

Team

The SMG management team has more than 100 years combined experience in senior business roles, with a focus on Sales/Marketing, Social Enterprise B2B, and Product Engineering. The team has previous experience at successful enterprise B2B companies, including Agilysys (AGYS), InfoGenesis, Expedia, UPS, and Hewlett-Packard.

Funding

SMG, Inc. has raised $2.7+ million to date.

Currently raising a $250k bridge round as part of a $5 million Series A round.

Customers

SMG, Inc. serves enterprise businesses across most vertical markets.

OfficeMax Borgata

Revenues

SMG, Inc. has earned $800k+ in revenue from its SaaS model

Partners and Awards

Agilysys Casino GameChangers Dynamic Minds Consulting

Stage

Late Seed Stage, with operations in the USA and Africa.
Working with Mojaloop.io (Gates Foundation funded.)

SMG, Inc. has developed **PaySoko**, a one-stop shop platform that makes it easy for customers to remotely transact with businesses, regardless of their geolocation and the currency being used.

INTRODUCTION


24/7
Shopping
BUY
SHOP

WHAT IT IS

PaySoko bridges the gap between Customer Engagement, Payments, and Logistics, making it easier for people to engage and pay for goods and services.

WHAT IT DOES

PaySoko enables Customers and Businesses to securely transact with one another, driving new and repeat business to local establishments and boosting revenues by 30%.

WHO USES IT

- Vendors and Merchants
- Customers and Patrons
- Donors and Beneficiaries
- Local Businesses

WHY USE IT

PaySoko for Customers
offers access to digital remote payments of goods and services from local businesses, regardless of geolocation and currency.

PaySoko for Business
increases business revenue, especially for those impacted by the pandemic lockdowns.

Technology

01 Customer Engagement
With our award winning customer engagement platform, businesses are able to engage with their customers digitally, thus creating repeat customers and boosting spend with every transaction.

02 Payments
Using our Payments platform, Customers and Businesses are able to transact securely, regardless of geolocation and currency.

03 Remittance as a Service (RaaS)
Through the PaySoko Payments, Wallet, and Tracking system, our technology provides an easy way to remotely pay for goods and services.
Real-time receipts, payment confirmation, and proof of delivery verify that all of the funds, goods, and services have actually been received by the intended recipients.

04 Artificial Intelligence and Blockchain
Predict billing and spending behavior of the Beneficiaries so that the Payer can budget accurately.
Provides full programmability of money transferred and a full audit trail on blockchain.



How Remittance as a Service Works

Remittance as a Service (RaaS) enables customers to remotely pay for goods and services.

PaySoko then handles the logistics and delivers directly to your recipient's doorstep, in the city or in the remote countryside.


24/7
Shopping
BUY
SALE
SHOP

BENEFITS

Transparency
Transparency Saves the Payer Money by eliminating the issue of recipients not using the money as intended.

Financial Inclusion
Increase Financial Inclusion by Bridging the Developed and Developing Worlds

Convenience
PaySoko's Multi-Currency Wallet lets you seamlessly Transfer Money from one Currency to another

Programmability
Provides full programmability of money transferred and a full audit trail on blockchain

Market Access
PaySoko gives Merchants and Vendors in Africa access to Customers in Europe and Africa

Market Opportunity

Opportunity

$48 Billion in Remittances to Africa in 2019

Remittance is increasing because of the adoption of Digital Remittance Services, which are typically cheaper, faster, and safer than informal networks

$1.5 Trillion Merchant Transactions in Africa in 2018

Digital transaction increase is due to the increasing number of handheld devices in Africa


01
02
04
03

87% of Kenyans Use Mobile Payments (mPesa)

Other African countries are following the same trend by switching from cash to mobile payments

6+ Million Homes in U.S. Send Money Abroad

Money sent back home is used to pay for many things, including: Rent, Groceries, Medical Bills, and Power Bills

Competitive Advantage

	PayStack	Sendwave	Glovo	PaySoko
Remittance as a Service Remote Payments for Goods and Services	✗	✗	✗	✓
Last Mile, Direct to Door Delivery	✗	✗	✓	✓
Track and Provide Proof of Delivery	✗	✗	✓	✓
Financial Merchant Services	✓	✗	✗	✓
Multi-Currency Wallet with Real-Time Exchange Rates	✓	✓	✗	✓
Transfer Money Person to Person	✓	✓	✗	✓
AI driven Digital Marketing for Merchants	✗	✗	✗	✓

Current Revenues


$800k+
2012-2020

Revenue Channels

Remittance as a Service (RaaS)
- Percentage of Remote Payment for Goods; *i.e., Groceries, Medicine from Pharmacies*
- Percentage of Remote Payment for Services; *i.e., Maid Services, Transportation, Tutors*
- Percentage of Remote Payment for Utilities; *i.e., Power Bills, Phone Bills*
- Percentage from Charity Services; *i.e., Donations to Feed the Homeless*

Multi-Currency Wallet
- Deposits - Percentage of Deposits to the PaySoko Multi-Currency Wallet
- Pay-Outs - Percentage of Money Paid Out from the PaySoko Multi-Currency Wallet
- Transfers - Transfer of Funds from User to User and User to Merchant and vice versa are FREE

Business Digital Transformation
- Merchant Services - Provide Online Stores for Merchants
- Multi-Currency Payments - Percentage of Payments made to Merchants from anywhere in the world
- Monthly fee for Customer Engagement Modules like:
  - Loyalty
  - Referral Programs
  - Rewards and Cashback

Projections and Assumptions

	Average Transaction $100	Average Transaction $50	Average Transaction $30	
Year 3	150,000	200,000	120,000	$28, 600,000
Year 2	50,000	70,000	20,000	$9,100,000
Year 1	15,000	20,000	10,000	$2,800,000

Estimated Annual Revenue (Revenue Streams)

Remittance as a Service Transactions per Year

Digital Multi Currency Wallet Transactions per Year

Digital Business Transformation Transactions per Year

Assumptions:
- An annual growth rate on each of our 3 revenue streams
- A growth rate of 10X over a 3 year period

These are forward looking projections that cannot be guaranteed

Go to Market Strategy

Target Diaspora and Expats

Market to the Diaspora and Expats in the USA and Europe

Partnerships

Partner with local Agents (Sales Persons), Local Government, and Local Groups, i.e., Saccost

Organic Influencer

Work with Macro and Micro Influencers on Social Media Channels, Blogs, TV, and Radio



Example Customers and Partners

HP, OfficeMax, Borgata Hotel Casino & Spa, Agilysys, Philadelphia Flyers, Fuzzy's Ultra Premium Vodka, Pepsi Bottling Ventures, Zendaya, Philadelphia 76ers

The Team



Moses Kusasira

Moses is an expert in enterprise tech, fintech, and digital marketing focusing on influencer marketing, and utilizing data to drive sales. Previously with UPS, Expedia, & Agilysys.

SMG, CEO, Founder



Ed Hohmann

Ed is an electronics engineer, systems analyst, businessman, and serial entrepreneur.

SMG, CTO, Founder



Tommy Richardson

Tommy is a diverse leader in hospitality technology, entertainment rapid-growth operations management, implementation and start-up advisory. Project Management at NBA, Agilysys and is a Walt Disney Company alumni.

SMG, COO, Founder



Michael Nardi

Over $60M in sales, extensive C-level and executive networks.

SMG Co-Founder

Advisory



Robert Soper

Fmr CEO and President, Mohegan Sun, Strategic, Gaming and Entertainment Industry Advisor to Executive Teams

CEO & President
Sun Gaming & Hospitality



Victoria Elenowitz

Yale Entrepreneurial Institute, Startup Advisor, Investor

MD, Golden Seeds NY



Jorden Woods

Blockchain and TGE Expert, Serial Entrepreneur, over $75M raised, Speaker, and Author

DoubleNova
StarChain Ventures



Radhika Lyengar-Emens

TEDx Speaker, Silicon Valley Women of Influence, Blockchain and TGE Expert, Investor, Author

DoubleNova
StarChain Ventures

The Ask

SMG, Inc. Is Seeking $250 K Bridge to Series A


Budget
Wefunder Fee
6.5%
Development
30.0%
Operations
30.0%
Marketing
33.5%

Thank You